UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

**FORM 11-K**

[ x ]    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ending December 31, 2011

Or

[  ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 333-27429

# THE AERC 401(K) SAVINGS PLAN AND TRUST
(Exact name of Plan)

___001___

Plan Number

# ASSOCIATED ESTATES REALTY CORPORATION

(Exact name of registrant as specified in its charter)

| | |
|---|---|
| Ohio | 34-1747603 |
| *(State or other jurisdiction of* | *(I.R.S. Employer* |
| *incorporation or organization)* | *Identification No.)* |
| | |
| 1 AEC Parkway, Richmond Hts., Ohio | 44143-1467 |
| *(Address of principal executive offices)* | *(Zip Code)* |

(216) 261-5000

***(Registrant's telephone number, including area code)***

**(***Former name, former address and former fiscal year,*
*if changed since last report)*

**THE AERC 401(k) Savings Plan and Trust**

**December 31, 2011**

**TABLE OF CONTENTS**

Report of Reznick Group, P.C., Independent
Registered Public Accounting Firm

To Participants and Administrator of the AERC 401 (K) Savings
Plan and Trust

We have audited the accompanying statements of net assets available for plan benefits of the AERC 401(K) Savings Plan and Trust (the "Plan") as of December 31, 2011 and 2010 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2011 and the supplemental schedule as of December 31, 2011, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the AERC 401(K) Savings Plan and Trust as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held (at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Reznick Group, P.C.
Skokie, IL
June 12, 2012

**The AERC 401(K) Savings Plan and Trust**

**STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS**

**December 31, 2011 and December 31, 2010**

|  | 2011 | 2010 |
|---|---|---|
| **ASSETS** | | |
| Investments, participant directed (See Note D) | $ 7,716,386 | $ 7,521,065 |
| Participant notes receivable | 159,017 | 101,897 |
| Total assets | 7,875,403 | 7,622,962 |
| **LIABILITIES** | | |
| Excess contributions refundable | 45,341 | 28,320 |
| Net assets available for benefits at fair value | 7,830,062 | 7,594,642 |
| Adjustment from fair value to contract value for fully benefit-responsive investment contract | - | - |
| Net assets available for benefits | $ 7,830,062 | $ 7,594,642 |

The accompanying notes are an integral part of this statement.

**The AERC 401(K) Savings Plan and Trust**

**STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS**

**Year ended December 31, 2011**

| | | | |
|---|---|---:|---:|
| Additions to net assets attributed to: | | | |
|   Investment and loan interest income | | | |
|     Interest and dividends | | | $ 193,118 |
|   Contributions | | | |
|     Employer | $ | 182,985 | |
|     Participants | | 742,096 | 925,081 |
| | | | |
|     Total net additions | | | 1,118,199 |
| | | | |
| Deductions from net assets attributed to: | | | |
|   Net depreciation in fair value of investments (Note D) | | | 179,291 |
|   Benefits paid to participants | | | 659,740 |
|   Expenses paid | | | 43,748 |
|     Total deductions | | | 882,779 |
| | | | |
| Net increase | | | 235,420 |
| | | | |
| Net assets available for plan benefits: | | | |
| | | | |
| Beginning of year | | | 7,594,642 |
| | | | |
| End of year | | | $ 7,830,062 |

The accompanying notes are an integral part of this statement.

**The AERC 401(K) Savings Plan and Trust**

**NOTES TO FINANCIAL STATEMENTS**

**December 31, 2011**

**NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

The financial statements of the AERC 401(K) Savings Plan and Trust (the "Plan") have been prepared in conformity with accounting principles generally accepted in the United States of America as applied to profit-sharing trusts and in accordance with the terms of the Trust Agreement.  A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1.      Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

2.      Investment Valuation and Income Recognition

The Plan's investments are stated at fair value.  For further information, see Note C. Fair Value Measurements.

Investment income is recorded as earned and reinvested in plan assets.

3.      Federal Income Taxes

The Plan has received a favorable determination letter dated February 15, 1996, from the Internal Revenue Service ("IRS") which classified the Plan as a qualified employee benefit plan, exempt from income taxes, under the Employee Retirement Income Security Act of 1994 ("ERISA").

4.      Participant Notes Receivable

Participant loans are measured at their unpaid principal balances plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of 50 percent of their account balances.  The loans are secured by the balance in the participant's account, bear interest at rates varying from 4.25% to 9.25%, and are being amortized over the terms of the loans with bi-weekly payments of principal and interest.  Interest on the loans is credited to the participant's account.  The loans have maturity dates equal to or less than five years (ten years if the loan funds are utilized to purchase a primary residence) from the date of the loan.

5.      Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

6.      Payment of Benefits

Benefits are recorded when paid.

7.      Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' balances and the amounts reported in the statements of net assets available for plan benefits.

8.      Subsequent Events

We have evaluated all subsequent events through the date of this filing, which is the date the financial statements were issued.

**NOTE B.  DESCRIPTION OF PLAN**

The following description of the AERC 401(K) Savings Plan and Trust provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is sponsored by a controlled group of corporations which became effective April 1, 1990. The Plan has been amended several times and restated for the purpose of modifying the benefits provided and complying with changes in applicable law.

Employees are eligible to participate in the Plan with elective deferrals after six months of service provided that they have reached the age of 21.  Twelve months of service is required for a participant to receive an employer matching contribution of 25% of the participant's contribution up to a maximum participant contribution of 6% of his or her gross wages.  Participants may elect to contribute up to 50% of their gross wages and currently have the option of investing their accounts between twenty-four different investment options.  The investment options include Associated Estates Realty Corporation ("AERC") common stock, an unallocated insurance contract and twenty-two different pooled separate accounts.  Participants are immediately vested in the portion of their investment account which includes participant contributions plus actual earnings thereon.  Vesting in the employer matching contribution portion of their accounts is based on years of service.  A participant is 100% vested after three years of credited service.

At December 31, 2011 and 2010, forfeited non-vested accounts totaled $32,165 and $22,577, respectively.  These accounts will be applied to the Plan's administrative expenses and any excess amount will be used to reduce future employer contributions.  AERC will be responsible for any administrative expenses that the accounts do not cover.

On termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, installment payments, a distribution in kind, or any reasonable combination of the foregoing.

**NOTE C.  FAIR VALUE MEASUREMENTS**

Accounting principles generally accepted in the United States of America ("GAAP") establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under GAAP are described below:

Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets;

Quoted prices for identical or similar assets or liabilities in inactive markets;

Inputs other than quoted prices that are observable for the asset or liability; and

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

*Common Stock:*  Valued at the closing price reported on the active market on which the individual securities are traded.

### NOTE C.  FAIR VALUE MEASUREMENTS (Continued)

*Pooled Separate Accounts.*  The fair value of the participation units owned by the Plan is based on the net assets of the underlying pool of securities on the last business day of the Plan year as determined by Prudential Retirement and Annuity Company ("Prudential").

*Guaranteed Investment Contract:*  Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (See Note E).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011:

**Assets at Fair Value as of December 31, 2011**

|  | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Pooled separate accounts: |  |  |  |  |
| Balance Specialty | $        — | $  1,890,932 | $        — | $  1,890,932 |
| Large Cap Stock-Blend | — | 1,281,751 | — | 1,281,751 |
| Large Cap Stock-Value | — | 1,041,461 | — | 1,041,461 |
| Fixed Income-Intermediate Bond | — | 427,273 | — | 427,273 |
| Large Cap Stock-Growth | — | 238,229 | — | 238,229 |
| Int Stock-Blend | — | 185,173 | — | 185,173 |
| Small Cap Stock-Growth | — | 152,430 | — | 152,430 |
| Fixed Income-Multisector | — | 151,239 | — | 151,239 |
| Mid Cap Stock-Value | — | 149,655 | — | 149,655 |
| Specialty-Real Estate | — | 41,708 | — | 41,708 |
| Int Stock-Emerging Markets | — | 40,295 | — | 40,295 |
| Small Cap Stock-Value | — | 21,721 | — | 21,721 |
| Mid Cap Stock-Blend | — | 19,384 | — | 19,384 |
| Fixed Income-Govn't Securities | — | 14,842 | — | 14,842 |
| Mid Cap Stock-Growth | — | 3,786 | — | 3,786 |
| AERC Common Stock | 841,100 | — | — | 841,100 |
| Guaranteed Income Fund | — | — | 1,215,407 | 1,215,407 |
| Total assets at fair value | $     841,100 | $  5,659,879 | $  1,215,407 | $  7,716,386 |

**NOTE C.  FAIR VALUE MEASUREMENTS (Continued)**

The following table sets forth by level within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010:

| | **Assets at Fair Value as of December 31, 2010** | | | |
| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Pooled separate accounts | | | | |
| Balance Specialty | $ — | $ 1,760,548 | $ — | $ 1,760,548 |
| Large Cap Stock-Blend | — | 1,242,291 | — | 1,242,291 |
| Large Cap Stock-Value | — | 1,010,310 | — | 1,010,310 |
| Fixed Income-Intermediate Bond | — | 410,698 | — | 410,698 |
| Int Stock-Blend | — | 212,804 | — | 212,804 |
| Small Cap Stock-Growth | — | 175,964 | — | 175,964 |
| Mid Cap Stock-Value | — | 148,538 | — | 148,538 |
| Large Cap Stock-Growth | — | 135,526 | — | 132,526 |
| Fixed Income-Multisector | — | 124,858 | — | 124,858 |
| Int Stock-Emerging Markets | — | 67,025 | — | 67,025 |
| Specialty-Real Estate | — | 32,312 | — | 32,312 |
| Small Cap Stock-Value | — | 18,486 | — | 18,486 |
| Mid Cap Stock-Blend | — | 16,956 | — | 16,956 |
| Fixed Income-Govn't Securities | — | 6,643 | — | 6,643 |
| Mid Cap Stock-Growth | — | 1,841 | — | 1,841 |
| AERC Common Stock | 719,506 | — | — | 719,506 |
| Guaranteed Income Fund | — | — | 1,436,759 | 1,436,759 |
| Total assets at fair value | $ 719,506 | $ 5,364,800 | $ 1,436,759 | $ 7,521,065 |

### NOTE C.  FAIR VALUE MEASUREMENTS (Continued)

*Level 3 Gains and Losses:*

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2011.

| | Level 3 Assets |
| --- | --- |
| | **Year Ended December 31, 2011** |
| | **Guaranteed Investment Contract** |
| Balance, beginning of year | $ 1,436,759 |
| Realized gains/(losses) | - |
| Unrealized gains/(losses) relating to instruments still held at the reporting date | - |
| Purchases | 151,520 |
| Sales | (372,872) |
| Balance, end of year | $ 1,215,407 |

### NOTE D.  INVESTMENTS

The Plan's investments are held by Prudential at December 31, 2011 and 2010, respectively.  The following table presents the fair value of the investments at December 31, 2011 and 2010 and separately identifies those investments that represent 5% or more of the Plan's net assets.

| Description | December 31, 2011 Fair Value | December 31, 2010 Fair Value |
| --- | --- | --- |
| Investment at fair value as determined by Prudential | | |
| Guaranteed Income Fund | $ 1,215,407 | $ 1,436,759 |
| AERC Common Stock | 841,100 | 719,506 |
| Dodge & Cox Stock Fund | 1,041,461 | 1,010,310 |
| PIMCO Total Return Institutional Fund | 427,273 | 410,698 |
| Vanguard Index Trust 500 Portfolio | 1,281,751 | 1,242,292 |
| T. Rowe Price Retirement 2020 | 1,188,771 | 1,149,264 |
| Investments less than 5% | 1,720,623 | 1,552,236 |
| | $ 7,716,386 | $ 7,521,065 |

### NOTE D.  INVESTMENTS (Continued)

During the year ended December 31, 2011, the Plan's participant directed investments (including investments bought, sold and held during the year) depreciated in value by $179,291 as follows:

| | |
|---|---:|
| Pooled Separate Accounts | $ (205,063) |
| AERC Common Stock | 25,772 |
| | $ (179,291) |

### NOTE E.  INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan includes a guaranteed income fund, which holds a fully benefit-responsive synthetic guaranteed investment contract with Prudential Retirement Insurance & Annuity Company ("PRIAC"). PRIAC maintains contributions in an insurance company issued general account evergreen group annuity spread product.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The Plan owns a promise to pay interest at crediting rates, which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity insurance contract.  There are not any specific securities in the general account that back the liabilities of this annuity contract.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Contract value approximates fair value at December 31, 2011 and 2010.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment contract at contract value.  There are no events known to us which are probable of occurring which would limit the ability of the Plan to transact at contract value with participants.  The average yield and crediting interest rates were 1.40% and 1.65% for 2011 and 2010, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero percent.  Such interest rates are reviewed on a semi-annual basis for resetting.

### NOTE F.  PLAN TERMINATION

Although it has not expressed any intent to do so, the companies participating in the Plan have the right to discontinue their matching contributions at any time and to terminate the Plan subject to the provisions of ERISA.

### NOTE G.  PARTY IN INTEREST TRANSACTIONS

For the years ended December 31, 2011 and 2010, the Plan purchased AERC common stock at a cost of $48,936 and $70,440, respectively.  The fair value of AERC common stock included in investments at December 31, 2011 and 2010 was $841,100 and $719,506, respectively.

**NOTE G.  PARTY IN INTEREST TRANSACTIONS (Continued)**

Certain Plan investments are units of pooled separate accounts managed by Prudential.  Prudential is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.  Fees paid by the Plan to Prudential for the investment management services provided by Prudential for the years ended December 31, 2011 and 2010, amounted to $43,748 and $17,073, respectively.

At December 31, 2011 and 2010, the Plan's participants had loans of $159,017 and $101,897, outstanding, respectively, which were secured by their account balances.

**NOTE H.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500**

The following is a reconciliation of net assets available for plan benefits per the financial statements for the years ended December 31, 2011 and 2010 to the Form 5500:

|  | December 31, 2011 | December 31, 2010 |
|---|---|---|
| Net assets available for plan benefits per the financial statements | $ 7,830,062 | $ 7,594,642 |
| Excess contributions refundable | 45,341 | 28,320 |
| Net assets available for plan benefits per Form 5500 | $ 7,875,403 | $ 7,622,962 |

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2011 to the Form 5500:

|  |  |
|---|---|
| Benefits paid to participants per the financial statements | $ 659,740 |
| 2010 excess contributions refundable | 28,320 |
| 2011 excess contributions refundable | (45,341) |
| Benefits paid to participants per Form 5500 | $ 642,719 |

**The AERC 401(K) Savings Plan and Trust**

**NOTES TO FINANCIAL STATEMENTS - (Continued)**

**December 31, 2011**

**NOTE I.  EXCESS CONTRIBUTIONS**

As of December 31, 2011 and 2010, refunds of employee contributions totaling $45,341 and $28,320, respectively, had been recorded as a liability to certain employees in order to pass the Average Deferral Percentage test under Section 401(a) of the IRC.

**SUPPLEMENTAL INFORMATION**

# The AERC 401(K) Savings Plan and Trust

## FORM 5500 SCHEDULE H - ITEM IV(I)

### EIN:  34-1747603 Plan #001

### SCHEDULE OF ASSETS HELD (AT END OF YEAR)

### December 31, 2011

| Identity of Party Involved | Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value | Cost*** | Fair Value |
|---|---|---|---|
| *Prudential | Vanguard Index Trust 500 Portfolio | $ | 1,281,751 |
| *Prudential | Guaranteed Income Fund | | 1,215,407 |
| *Prudential | T. Rowe Price Retirement  2020 | | 1,188,771 |
| *Prudential | Dodge & Cox Stock Fund | | 1,041,461 |
| *AERC | AERC Common Stock | | 841,100 |
| *Prudential | Pimco Total Return Institution Fund | | 427,273 |
| *Prudential | T. Rowe Price Retirement 2030 | | 352,341 |
| *Prudential | T. Rowe Price Growth Stock | | 238,229 |
| *Prudential | T. Rowe Price Retirement 2040 | | 172,454 |
| *Prudential | Vanguard Total International Stock Index | | 162,628 |
| *Prudential | T. Rowe Price New Horizons | | 152,430 |
| *Prudential | Loomis Sayles Bond Fund | | 151,239 |
| *Prudential | Vanguard Selected Value | | 149,655 |
| *Prudential | T. Rowe Price Retirement Income | | 81,248 |
| *Prudential | T. Rowe Price Retirement 2010 | | 74,899 |
| *Prudential | Cohen & Steers Realty Shares Fund | | 41,708 |
| *Prudential | Oppenheimer Developing Markets Fund | | 40,295 |
| *Prudential | Janus Perkins Small Cap Value Fund Class T | | 21,721 |
| *Prudential | Thornburg International Value Fund | | 21,316 |
| *Prudential | T. Rowe Price Retirement 2050 | | 21,219 |

**The AERC 401(K) Savings Plan and Trust**

**FORM 5500 SCHEDULE H - ITEM IV(I)**

**EIN:  34-1747603 Plan #001**

**SCHEDULE OF ASSETS HELD (AT END OF YEAR) (Continued)**

**December 31, 2011**

| Identity of Party Involved | Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value | Cost*** | Fair Value |
|---|---|---|---|
| *Prudential | Vanguard Mid Cap Index Fund | | 19,384 |
| *Prudential | Vanguard Intermediate Term Treasury Fund | | 14,842 |
| *Prudential | Buffalo Mid Cap Fund | | 3,786 |
| *Prudential | Vanguard Small Cap Index | | 1,229 |
| *Participant Loans | **Participant Loans - 4.25% to 9.25% | | 159,017 |

\*     Represents a party-in-interest.

\*\*    Participant loans are considered investments on the Form 5500, but are classified as notes receivable on the financial statements.

\*\*\*   Historical cost has not been presented, as all investments are participant directed.

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the following individuals have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

| Signature | Title | Date |
|---|---|---|
| /s/ Jeffrey I. Friedman <br> Jeffrey I. Friedman | Trustee | June 12, 2012 |
| /s/ Lou Fatica <br> Lou Fatica | Trustee | June 12, 2012 |
| /s/ Daniel E. Gold <br> Daniel E. Gold | Trustee | June 12, 2012 |